SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

MatrixOne, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

57685P304

(CUSIP Number)

Chilton Investment Company, LLC
1266 East Main Street, 7th Floor
Stamford, CT 06902
(203) 352-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57685P304	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Chilton Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,293,684
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,293,684
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,293,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 57685P304	SCHEDULE 13D	Page 3 of 6 Pages

The Reporting Person hereby amends its statement on Schedule 13D, originally filed on September 13, 2005 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share of MatrixOne, Inc., a Delaware corporation .

Unless otherwise indicated, each capitalized term used by not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

CUSIP No. 57685P304	SCHEDULE 13D	Page 4 of 6 Pages

On March 2, 2006, the Company announced that it was being acquired by Dassault Systèmes. Chilton supports the management’s efforts to sell the Company.

Chilton intends to continue to review on a regular basis its investment in the Common Stock and the Company’s business and affairs, as well as the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions. Chilton may in the future take such actions with respect to its investment in the Common Stock as it deems appropriate in light of the circumstances existing from time to time, including acquiring or disposing of Common Stock at any time and from time to time in the open market or otherwise, and communicating its views regarding the Company to third parties, including other shareholders and/or potential acquirors of the Company.

ITEM 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

(a) From January 5, 2006 through March 2, 2006, the Reporting Person sold an aggregate of 1,612,706 shares of Common Stock, thereby reducing its beneficial ownership (through its control of the Client Accounts) to 2,293,684 shares of Common Stock, representing 4.4% of the Issuer's Common Stock. The foregoing calculations are based on 52,245,552 shares of Common Stock issued and outstanding as of February 16, 2006 according to publicly available filings of the Issuer.

(b)

(c) The following transactions in shares of Common Stock were effected during the preceding 60 days by the Reporting Person, in each case on behalf of one or more Client Accounts:

CUSIP No. 57685P304	SCHEDULE 13D	Page 5 of 6 Pages

•	On January 5, 2006, 37,162 shares of Common Stock were sold at a price per share of $4.8381 through B Trade.

•	On January 6, 2006, 61,838 shares of Common Stock were sold at a price per share of $4.8921 through B Trade.

•	On March 1, 2006, 21,900 shares of Common Stock were sold at a price per share of $6.0505 through B Trade.

•	On March 1, 2006, 210,000 shares of Common Stock were sold at a price per share of $6.039 through Bear Stearns.

•	On March 2, 2006, 298,850 shares of Common Stock were sold at a price per share of $7.1534 through B Trade.

•	On March 2, 2006, 282,956 shares of Common Stock were sold at a price per share of $7.1320 through Morgan Stanley.

•	On March 2, 2006, 700,000 shares of Common Stock were sold at a price per share of $7.1254 through Bear Sterns.

(d)

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock as of March 2, 2006.

CUSIP No. 57685P304	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2006

Chilton Investment Company, LLC

By:	/s/ James Steinthal

	Name:	James Steinthal
	Title:	Managing Director